

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2011

<u>Via E-Mail</u>
Frank J. Drohan, Chief Executive Officer
Omagine, Inc.
350 Fifth Avenue, Suite 1103
New York, New York 10118

  Re: Omagine, Inc.
    Form S-1
    File No. 333-175168
    Filed June 28, 2011
    Amendment No. 1 to Form 10-K for the Fiscal Year Ended
    December 31, 2010
    File No. 001-16419
    Filed July 27, 2011

Dear Mr. Drohan:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2010 Filed on July 27, 2011</u>

<u>Item 9A. Controls and Procedures, page 5</u>

1. We note you that you provided a combined evaluation of both your disclosure controls and procedures and your internal control over financial reporting, but such evaluation did not satisfy the requirements of either Item 307 or 308 of Regulation S-K. With regard to your evaluation of disclosure controls and procedures, please ensure you provide disclosure apart from your report on your internal control over financial reporting that includes the following:

- Disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by your report (i.e. December 31, 2010). Refer to Item 307 of Regulation S-K.

In connection with the comment above, with regard to your evaluation of internal control over financial reporting, please ensure you provide disclosure apart from your evaluation of disclosure controls and procedures that includes the following:

- A statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting for the registrant in accordance with Item 308(a)(1) of Regulation S-K.
- A statement identifying the framework used by management to evaluate the effectiveness of the registrant's internal control over financial reporting Item 308(a)(2) of Regulation S-K.
- Management's assessment of the effectiveness of the registrant's internal control over financial reporting as of the end of the registrant's most recent fiscal year Item 308(a)(3) of Regulation S-K.
- Disclose any change in your internal control over financial that occurred during your last fiscal quarter in accordance with Item 308(c) of Regulation S-K.

You may contact Edwin Kim at (202) 551-3297 or David Link at (202) 551-3356 if you have any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director